Exhibit 99.1
AURINIA PHARMACEUTICALS INC.
Notice of Annual General and Special Meeting of Shareholders
NOTICE is hereby given that the Annual General and Special Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held as a virtual-only meeting via live webcast online using the LUMI meeting platform at https://web.lumiagm.com/153516206 on Tuesday, June 2, 2020, at 9:00 AM, Pacific Time, for the following purposes:

1.	to fix the number of directors at nine;

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2019, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company;

5.	to consider a non-binding advisory “say on pay” resolution regarding the Company’s approach to executive compensation;

6.
to consider, and if deemed appropriate, approve, with or without variation, an ordinary resolution ratifying, confirming and approving the Company’s Amended and Restated By-law No. 2 as adopted by the Company’s board of directors (the “Board”) to allow the Company to hold fully virtual shareholder meetings and shareholder meetings outside of Alberta, among other amendments, as set forth in the accompanying management information circular;

7.
to consider, and if deemed appropriate, approve, with or without variation, a special resolution amending the articles of amalgamation of the Company to allow meetings of shareholders to be held outside Alberta, as set forth in the accompanying management information circular;

8.
to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution ratifying, confirming and approving amendments to the Company’s stock option plan as adopted by the Board to expand the type of equity based awards available to grant, as set forth in the accompanying management information circular;

9.	to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution approving all unallocated entitlements under the Company's stock option plan; and

10.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.
Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Whether or not you plan to attend the Meeting virtually, we encourage you to vote and submit your Proxy by telephone, via the internet or by mail to avoid delays and ensure that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the accompanying management information circular.
The Board has determined that only holders of record of the common shares of the Company at the close of business on April 20, 2020 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined 9:00 AM, Pacific Time, on Friday, May 29, 2020 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.
DATED this 21st day of April, 2020.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Peter Greenleaf
Peter Greenleaf
Director, President and Chief Executive Officer